SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp Announces the Minutes of the 128th Board of Directors' Meeting" dated on January 3, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 128th Board of Directors’ Meeting

January 03, 2006 (01 page)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; January 03, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 128th Board of Directors’ meeting held on December 12, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: December 12, 2005, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – Chairman of the Board of Directors and José María Álvarez-Pallete López – Vice Chairman of the Board of Directors.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. AGENDA AND RESOLUTIONS:

4.1) Election of a new Executive – indicated by the Appointments, Compensations and Corporate Governance Committee, the Board of Director unanimously appointed for the position of Chief Executive Officer, with mandate to start on January 01, 2006 and with term expiring on the date of the Ordinary Shareholders’ Meeting of 2007, Mr. Stael Prata Silva Filho, Brazilian, married, business administrator, holder of the Identity Card RG # 4,650,496 SSP/SP, with CPF # 374,378,958-20, resident in the city of São Paulo, state of São Paulo, with commercial address at Rua Martiniano de Carvalho 851, in replacement of Mr. Manoel Luiz Ferrão de Amorim, who leaves the composition of the Executive Board of the Company, in order to take office another position in the Telefónica Group. The elected Director and Executive declare that they are not legally impaired to take office.

At the end of the meeting, as there were no more topics to be discussed, these minutes were prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, December 12, 2005.

Fernando Xavier Ferreira – Chairman of the Board of Directors
José María Álvarez-Pallete López – Vice Chairman of the Board of Directors
Enrique Used Aznar
Eduardo Navarro de Carvalho
Fernando Abril Martorell-Hernández
Javier Nadal Ariño, represented by Fernando Xavier Ferreira
José Fernando de Almansa Moreno-Barreda, represented by Fernando Xavier Ferreira
Juan Carlos Ros Brugueras
Luciano Carvalho Ventura
Luis Bastida Ibarguen
Manoel Luiz Ferrão de Amorim
Miguel Angel Gutierréz Méndez
Narcís Serra Serra, represented by Fernando Xavier Ferreira
João Carlos de Almeida, Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	January 3, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director